June 21, 2005

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Dear Mr. Spirgel:

In response to your letter to us dated June 7, 2005 we offer the following information.

         1. LONG LIVED ASSETS

In light of the December 15, 2004 decision by the FCC to limit the availability of unbundled network elements pursuant to section 251 of the Telecommunications Act of 1996, it appears you have tested your long-lived assets for recoverability pursuant to paragraph 8 of SFAS 144. Please explain to us management's consideration of this change in circumstance when complying with the guidance in SFAS 144. If you did test your long-lived assets for impairment tell us when and explain to us in detail why an impairment was not recognized. If you have not tested your long-lived assets for impairment explain to us why not.

While recent FCC decisions eliminated the mandate that Regional Bell Operating Companies ("RBOCs") provide access to the unbundled network elements platform or "UNE-P," the network elements remain available to us through commercial agreements with the RBOCs. The end result, we believe, is that RBOC networks will remain available to us, but at higher prices than previously. Subsequent to the close of the 2004 fiscal year but prior to filing our Form 10-K, we had entered into substantial negotiations with Verizon and other RBOCs in an effort to secure commercial agreements that would effectively extend our ability to offer "UNE-P-like services" beyond March 2006. We had already entered into such an agreement with Qwest, whereby we have the option to continue selling UNE-P-like services within the Qwest territories through July 31, 2008.

On April 15, 2005 we in fact entered into a commercial services agreement with Verizon to allow us to continue selling UNE-P-like services within its territories through April 30, 2010. A substantial portion of our customers reside within Verizon territories. The effective date of the agreement was May 1, 2005. Public disclosure of the Verizon agreement was made through a general press release issued on April 18, 2005.

We also have had discussions with SBC and BellSouth that currently remain open which may or may not result in similar commercial agreements. Whether or not either of these two agreements materialize, we believe that our reported level of long lived assets is fairly stated. We intend to utilize the two existing commercial agreements that we already have, and in particular the Verizon agreement, to continue servicing our existing base of UNE-P customers and to add new customers of similar services.

We are also engaged in several discussions of a strategic nature that could result in us adding to our UNE-P base, either thorough acquisition or via base swapping activity. This would complement any growth that we develop internally and would be driven by our desire to increase density within certain markets. Thus, even with no future commercial agreements and assuming that March 2006 arrives without any additional change in the regulatory environment we intend to remain in the "UNE-P" business.

Over the past two years ended March 31, 2005, our reported net property, plant and equipment declined by just over $20 million. This has been primarily a consequence of our recording a total depreciation expense of just under $38 million over this period. Over the same period, our capital expenditures have totaled just under $19 million.

PricewaterhouseCoopers, our independent accounting firm at the time, reviewed our reported asset levels and depreciation expense, performed a cash flow analysis and determined that the amount was reasonable. From time to time in the past we have in fact recorded various asset impairment charges, but we concluded that we had fairly reported our asset levels within the Form 10-K.


         2. PROPERTY AND EQUIPMENT (SIPSTORM NOTE)

In the 2nd paragraph on page 10 of your 10-Q for the quarter ended March 31, 2005, you disclose that you reserved $2.5 million of the promissory note from SipStorm, Inc. to reflect its estimated realizable value. Please tell us in your response letter the change in circumstances that occurred during the 1st quarter of 2005 that caused you to reserve $2.5 million of this note. In addition, explain to us in detail how you originally accounted for the issuance of this promissory note and the related transfer of property and equipment to SipStorm, Inc.

In late August 2004, we had a significant management change occur whereby our Chief Executive Officer at that time, Gregg Smith, left the company, along with several other key members of senior management including Chuck McDonough, our Chief Technical Officer.

Upon the departure of Mr. Smith and Mr. McDonough they formed a new company for themselves called SipStorm. Discussions between Mr. Smith and Mr. McDonough and us began on and around the time of their departure and the formation of SipStorm. These discussions centered on us selling certain of our assets, most of which were used in a part



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

of our operations that the new management team had decided to discontinue. The sale did not result in a gain or loss. We did not sell any revenue streams. Part of the purchase price for these assets involved us receiving a note in the amount of just over $2.8 million. The note was secured by certain Trinsic preferred stock holdings of Mr. Smith and Mr. McDonough.

Subsequent to the execution and delivery of the promissory note but prior to the end of the fiscal quarter, the preferred stock shares collateralizing the promissory note were tendered for conversion into approximately 3.3 million shares of Trinsic common stock (this was part of an overall recapitalization effort which is summarized within Item 5 below).

Under the terms of the promissory note, SipStorm was entitled to sell portions of the collateral so long as 75% of the proceeds were delivered to Trinsic. With a December closing share price of Trinsic common shares of $1.70 on December 31, 2004, the value of the collateral exceeded the value of the promissory note and under generally accepted accounting principles the entire value of the promissory note was recorded with no reserve despite the inherent uncertainty that is usually associated with new telecommunications ventures such as SipStorm.

During the first quarter of 2005, the market value of Trinsic's common shares declined significantly, thereby substantially reducing the security for the promissory note. Moreover, Mr. Smith, subsequent to his departure, desired to enter into negotiations with Trinsic in an effort to reach terms that would, among other things, reduce the value of the note or possibly eliminate the note altogether in return for a cash payment and the remittance of common shares as a form of payment. We anticipated that those negotiations would possibly result in a change to the promissory note.

In light of the reduced value of the collateral backing the SipStorm promissory note and the uncertain future faced by start-up telecommunications entities like SipStorm, and the anticipated result of the negotiations that we were having with Mr. Smith as outlined above, we did what we thought was appropriate in recording a $2.5 million reserve against the value of the note in accordance with generally accepted accounting principles.


         3. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (VALID CHARGES)

We refer to the last paragraph on page 43 where you state, "we accrue the amount of the charges we believe represent valid charges against us". Explain to us in your response letter what you mean by "valid charges". Does your determination of "valid charges" have a history of correlating with the amount of the charges that you end up paying? Further we note your disclosure in Note 17 on page 71 that states "we have accrued access charges we believe are probably of payment." Tell us whether you have accrued the $19.6 million of disputed amounts at December 31, 2004.

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The primary cost that we incur within our business is the cost underlying the service that we provide to our end users. This basically refers to the cost of various network elements owned and provided to us by the underlying local exchange carriers (i.e. the Regional Bell Operating Companies). We also incur significant (but far less significant) cost from the interexchange carriers from whom we purchase long distance capacity and then resell to our end users as part of our end user service package.

Collectively, these network costs have always been our largest expense item, with the majority being billed to us by the Regional Bell Operating Companies for the elements representing local usage charges. Currently, the total collective cost of the network related charges approximates 50 percent of our recorded revenues.

Very typically when we receive our monthly bills from the Regional Bell companies for the usage charges that are associated with our end users they are incorrect and contain a variety of charges that are not valid.

As such, we constitute "valid charges" as any charges, billed or unbilled, that are applicable in accordance with the appropriate interconnection, contract, service level, or tariff agreements between us and the inter-exchange carriers and incumbent local exchange carriers (i.e. the RBOCs). When evaluating our outstanding disputes to determine the amount we should accrue for charges that we believe represent valid charges against us, we consider past experiences with resolving like disputes as well as past experiences with resolving disputes with the applicable carrier and we believe that our determination of valid charges have a history of correlating with the amount of charges that we typically end up paying.

As of December 31, 2004 we have accrued $10.4 million associated with the $19.6 million of outstanding disputes.

         4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (VERIZON BACK BILLING FOR DISPATCH)

Further, tell us in your response letter whether you have accrued for the $2.3 million back-billing of dispatch charges by Verizon, as discussed on page 44. If not, explain to us in detail why you believe an accrual was not necessary.

On its October 2003 invoice for UNE-P accounts in New York Verizon billed us approximately $2.3 million for "incorrect dispatch charges." These are charges that relate to what we term "truck rolls" in industry terminology.

Verizon maintained that over a long period of time they had neglected to invoice us (and other similar carriers) for certain service calls that they made on our behalf and at our request such as sending a service technician to correct a technical problem that had occurred at the premises of an end user.




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

At the time of the billing, Verizon provided us with little to no detail on the accounts that had allegedly generated the charges. They simply notified us of the aggregate amount of the charge and told us that these charges were for a number of months.

In discussions with PricewaterhouseCoopers, our independent accounting firm at the time, and leading up to the year end audit of our 2003 results, they advised us to make at least some allowance for this potential liability, but that they could not advise us to a precise allowance due to the lack of available information that both Verizon and ourselves had relating to this issue at the time.

In connection with the year end audit of our 2003 results, we elected to establish an initial reserve of $750,000. We then continued to gather information to the best of our ability and continued to evaluate the validity of this charge.

In connection with the review of our 2004 first quarter results, we determined that it would be prudent to add to the already established reserve of $750,000. Specifically, we added another accrual of $250,000 to this reserve. During the third quarter of 2004, we also added another $600,000 to our reserve, bringing the total accrued amount on these disputed invoices to $1.6 million, which is our estimate of what we may ultimately owe to Verizon on this matter.

The current status of this issue is that we, with a number of other similarly affected competitive local exchange carriers ("CLECs"), filed a complaint with the New York Public Service Commission on this issue. The complaint alleges that this back bill was not a reasonable business practice and was not supported by data related to the dispatches. The PSC has assigned an administrative law judge, and a procedural conference was held in December 2004. A hearing schedule has not yet been set.

On June 2, 2005, Verizon filed a motion to dismiss the complaint that was filed with the New York Public Service Commission relating to this issue. We will be filing a joint response to Verizon's motion, opposing Verizon's request. Our response is due Wednesday, June 15, 2005. We intend to pursue all available legal and regulatory remedies to dispute this issue, as we believe that these charges are improper. However, we cannot state with complete surety that we will prevail in this matter or that we won't have to settle this matter for some portion of the total billing.


         5. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

Based on your disclosure, it appears that these transactions constitute an induced conversion as defined by EITF Topic D-42 and SFAS 84. Please tell us in your response letter how you considered this guidance in accounting for the conversion of the Series D, Series E and Series G convertible preferred stock into shares of your common stock. Further, explain to us in detail how you computed the deemed dividend related to beneficial conversion feature of $57.6 million and the mandatorily redeemable convertible preferred stock dividends and accretion of $15.3 million for the year ended


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

December 31, 2004. You may wish to provide us with journal entries to facilitate our understanding of these transactions.

Trinsic's management and board of directors desired, in the wake of the aforementioned management change that occurred in August 2004, to effect a recapitalization of the company's balance sheet. It was felt that this recap, in combination with the anticipated operational improvements that were anticipated, would be beneficial to all shareholders. The integral part of this process was the desired conversion of the three classes of the preferred stock into common stock.

Trinsic had issued three classes of preferred stock in connection with three separate capital raises post initial public offering. All three classes of preferred stock had a dividend and this dividend was accumulating on the company's balance sheet. At various points in the future, all three classes of the preferred stock and the associated accumulated dividend were going to mature and, consequently, to be payable in the form of cash. The company had little to no chance of fully redeeming this collective obligation when the maturity dates were reached.

It was the belief of management and the board that the uncertainty surrounding how this collective obligation would be retired would prevent Trinsic from raising any additional capital in the future, regardless of the magnitude of the operational improvements, due to the significant amount of the future obligation. Trinsic's management desired then, as it still does now, to raise some amount of new equity capital.

Morgan Keegan was retained to issue a fairness opinion on this transaction, and they concluded that this transaction was indeed fair to all classes of stockholders. We also received stockholder approval for this overall recapitalization in November 2004.

As events resolved themselves, all shares of preferred stock were exchanged for common so that there were no shares of preferred stock remaining after the exchange took place. The specific accounting entry for this transaction was as follows:


      ACCOUNT                              DESCRIPTION                            DR                       CR
--------------------        ----------------------------------------       ----------------        ------------------
4519-000-000-000-ZTL        Mandatorily Convertible Preferred Shares        $149,157,683.07

4545-000-000-000-ZTL        Deemed Dividend                                  $57,400,719.46

4510-000-000-000-ZTL        Common Stock ($.01 par)                                                $       469,092.76

4520-000-000-000-ZTL        APIC                                                                   $   206,089,309.76

                            RECORD CONVERSION OF PREFERRED STOCK

                                                                          $  206,558,402.53        $   206,558,402.53

In addition to the foregoing, we acknowledge the following:

(1) the company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and


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

(3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We hope that this information sufficiently answers the questions that you have. If should need anything additional on this or any other matter, please do not hesitate to contact me directly.



Sincerely,

/s/ TREY DAVIS
Trey Davis
Chief Executive Officer




cc.      John Lines, General Counsel, Trinsic, Inc.
         Andy Graham, Legal Officer, Trinsic, Inc.
         T. J. Mangold, Partner, PricewaterhouseCoopers
         Ted LaRoche, Chairman, Trinsic, Inc. Audit Committee Ray Golden, Trinsic, Inc. Audit Committee Member
         Roy Neel, Trinsic, Inc. Audit Committee Member
         Rusty Pennington, Principal Accounting Officer






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